August 19, 2008

Mr. Jeffrey H. Kupor
General Counsel
Invesco Agency Securities Inc.
c/o Invesco Institutional (N.A.), Inc.
1360 Peachtree Street, NE
Atlanta, GA 30309

> **Re:** **Invesco Agency Securities Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 4, 2008**
> **File No. 333-151665**

Dear Mr. Kupor:

We have reviewed your response letter dated August 4, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to prior comments 14, 19, 22, 28 and 29 and will continue to monitor your filing for such disclosure.

Management Agreement, page 10

2. We note your response to prior comment 11. Please revise the fee table on page 10 to clarify that you will reimburse your manager for its operating expenses, including any fees payable to your subadvisor and certain salary expenses, and that there are no limits on reimbursements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jay L. Bernstein, Esq.
       Andrew S. Epstein, Esq.
       Clifford Chance US LLP
       Via facsimile (212) 878-8375